Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel 011 294 9106
Fax 011 295 9106
Website www.nedcor.co.za

03 SEP 26 AM 7:21

NEDCOR 


03032281

23 September 2003

Office of the International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0302
United States of America

SUPPL

Dear Sir

Nedcor Limited
Issuer No. 82-3893
Information Submitted Pursuant To Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of Nedcor Limited in order to maintain such foreign private issuer's exemption from registration pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of two announcements released on the JSE Securities Exchange stock exchange news service (SENS), relating to a change in the position of Chief Executive of Nedcor Limited and a results expectations update.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully,

Jackie Katzin
Assistant Group Secretary

cc. Stephen I. Siller

dlw 9/26

Katzin, J. (Jacqueline)

From: Nedcor Group News
Sent: Monday, September 15, 2003 6:07 PM
Subject: Change in Nedcor's Chief Executive
Importance: High



Dear colleagues,

Mond
Septe

Change in Chief Executive

After 32 years at Nedcor, the last ten as Chief Executive, Richard Laubscher has given notice of his intention to stand down by 31 December 2003 as Chief Executive and as a director. Richard will remain with the Group until a suitable candidate has been appointed and will ensure that a smooth handover occurs.

The Board would like to thank Richard for his considerable contribution to the group over many years. Richard has been a charismatic and strong leader for Nedcor's strategic drive to participate in banking consolidation and grow from being the smallest of the big four banks to a bank of significant scale matching its major competitors. Under Richard's leadership, since 1994 Nedcor has grown from total assets of R54 billion to R316 billion at June 2003, from core profits of R603 million to R3,3 billion in 2002 and from a market capitalisation of R5,9 billion to a current value of R20 billion.

This is not unexpected as Richard has indicated for some time to the Chairman, Chris Liebenberg, and also publicly, that he felt it was time to stand down as Chief Executive. Following the BoE acquisition, he was asked to commit to remain as Chief Executive to oversee the merger and reorganisation (M&R) process with BoE, NIB and Cape of Good Hope Bank before handing over the reins to a successor. The M & R process is continuing to progress smoothly and is now at a point where Richard and the Board feel comfortable for a successor to take over. This has been expedited to ensure that Richard and Chris Liebenberg who retires in October 2004 do not leave at the same time.

The Board has an ongoing succession planning process and the Nominations Committee has identified a number of excellent potential internal successors. At the same time, the board is reviewing external candidates to ensure the best person possible is selected for the position.



Katzin, J. (Jacqueline)

From: Nedcor Group News
Sent: Monday, September 15, 2003 6:20 PM
Subject: Results expectations update

Dear colleagues,

Monda
Septer

Results Expectations Update

Below is a copy of the SENS announcement which has been sent out today regarding our results expectations. The Board felt that is was necessary to align market and analyst expectations for 2003.

Following Nedcor's disappointing interim results for the six months ended 30 June 2003, which were below market expectations, analysts have updated their estimates of results for the full year to 31 December 2003. Due to the volatility of interest and exchange rates, the uncertain nature of various revenue streams and the accounting complexities of the mergers, analysts' expectations of Nedcor's core earnings cover a wide range.

Nedcor's statutory results for the year will be published on a post-AC 133 basis. However, due to the inherent volatility and unpredictability of the AC 133 results, analysts have prepared their estimates of core earnings largely on a pre-AC 133 basis. The current analysts' consensus estimate of core earnings per share (based on Nedcor's internal view of consensus) is 1204 cents (2002 - 1330 cents).

Nedcor's pre-AC 133 core earnings for the first half of 2003 were 445 cents per share, meaning that analysts' consensus estimates anticipate substantially improved earnings of 759 cents per share for the second half of 2003. While the Group remains solidly profitable, indications at this early stage are that earnings for the second half are unlikely to be lower than the first half, but will not meet the levels of the analysts' consensus estimates.

As communicated during the interim results process, the bank has taken a conservative stance on its funding, particularly over the merger period, by having a higher proportion of longer dated fixed interest deposits. This conservative funding profile at a time of falling interest rates, together with the endowment effect of lower rates on capital and reduced asset growth in a competitive environment, is a contributing factor to the lower anticipated earnings.

All the banks within the Group (Nedbank, Peoples Bank, Imperial Bank and Gerrard Private Bank) operate with statutory capital ratios comfortably in excess of the regulatory minimums. Nedcor Limited, the bank holding company, has a lower capital ratio at close

pursued. The actions include changing the funding mix, improving returns on low yielding assets, increasing transactional income, focussing on annuity income, continually improving credit quality, containing expense growth and the sale of non-core investments and assets.

Chris Liebenberg

Chairman Nedcor Limited